

New York Stock Exchange
11 Wall Street
New York, NY 10005

July 15, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of FlexShares Trust, under the Exchange Act of 1934.

- FlexShares® US Quality Low Volatility Index Fund
- FlexShares® Developed Markets ex-US Quality Low Volatility Index Fund
- FlexShares® Emerging Markets Quality Low Volatility Index Fund

Sincerely,